Exhibit 99.1

Swvl Announces Q1 2026 Results; Revenue Up 68%; GCC Revenue Up 111%; Dollar-Pegged Revenue Up 110% and Net Dollar Retention of 114%

Revenue grew 68% year-over-year to $8.2M; GCC revenue more than doubled (+111%)

Gross profit grew by 63% year-over-year to $1.6M

Operating loss narrowed 71% to $0.17M (operating margin of -2%) from $0.59M (operating margin of -12%), approaching operating breakeven

Recurring revenue rose to 88% of total; dollar-pegged revenue reached 44% of total (+111%)

NDR of 114%

Operating expenses fell to 23% of revenue from 34%, reflecting continued operating leverage

Dubai, United Arab Emirates, June 16, 2026 (GLOBE NEWSWIRE) — Swvl Holdings Corp (“Swvl” or the “Company”, and together with the Company’s subsidiaries, the “Group”) (NASDAQ: SWVL), a leading provider of technology-enabled mass mobility solutions for enterprises today announced its financial results for the three months ended March 31, 2026 (“Q1 2026”).

Swvl carried its FY 2025 momentum into the new fiscal year, growing Q1 2026 revenue by 68% to $8.2 million compared to $4.9M for the three months ended March 31, 2025 (“Q1 2025”), while narrowing its operating loss by 71%. Growth was led by accelerating enterprise demand across the Gulf Cooperation Council (“GCC”) and continued expansion in Egypt, supported by disciplined cost management and a revenue base that is increasingly recurring and dollar-pegged.

The quarter’s improvement was broad-based. Gross profit grew 63% from $0.98M for Q1 2025 to $1.6 million for Q1 2026, the operating loss narrowed to $0.17M for Q1 2026 from $0.59M for Q1 2025, and operating expenses declined to 23% of revenue from 34% a year earlier. Consolidated net dollar retention of 114% reflected continued expansion within the Company’s existing customer base.

Q1 2026 Financial Highlights

•	Revenue: $8.2M, up 68% year-over-year from $4.9M
•	Gross profit: $1.6M, up 63% year-over-year from $1.0M; gross margin of 19.4% (vs 19.9% in Q1 2025)
•	Operating loss narrowed 71% to $0.17M from $0.59M; operating margin improved to (2.1%) from (12.0%)
•	GCC revenue: $3.6M, up 111% year-over-year from $1.7M
•	Egypt revenue: $4.6M, up 45% year-over-year from $3.2M
•	Recurring revenue: 88% of total revenue (vs 86% in Q1 2025)
•	Dollar-pegged revenue: $3.6M, 44% of total revenue (vs 35% in Q1 2025)
•	Consolidated Net Dollar Retention: 114% (Egypt 121%, GCC 105%)
•	Operating expenses (general and administrative (G&A) and sales and marketing (S&M)): $1.9M, equal to 23% of revenue, down from 34%

Summary

(USD, in millions)	Q1 2026	Q1 2025	Change
Revenue	$8.2	$4.9	+68%
Gross profit	$1.6	$0.98	+63%
Gross margin	20%	19%	(1pp)
Operating profit/(loss)	($0.17)	($0.59)	(71%)
Operating margin	(2%)	(12.0%)	+10pp
Profit/(loss) before tax	($0.09)	$0.77	n.m.

Revenue Performance

Revenue increased 68% to $8.2 million in Q1 2026 from $4.9 million in Q1 2025, with growth contributed by both of the Company’s core markets. The GCC was the primary driver, more than doubling year-over-year, while Egypt sustained double-digit growth.

Recurring revenue grew 72% to $7.2 million and represented 88% of total revenue, in comparison to 86% in Q1 2025. Transactional revenue was $1.0 million, or 12% of total revenue. The Company’s enterprise-first strategy continues to drive longer-duration contracts, higher average revenue per account, and more predictable revenue streams.

Revenue Quality Metrics

Recurring Revenue: recurring revenue represented 88% of total revenue in Q1 2026, in comparison to 86% in Q1 2025. Long-term enterprise contracts continued to provide predictable cash flows and reduce the impact of seasonality.

Dollar-Pegged Revenue: dollar-pegged revenue grew 111% to $3.6 million and represented 44% of total revenue, in comparison to 35% in Q1 2025. Continued expansion in the GCC is shifting the revenue base toward hard-currency earnings and reducing foreign currency exchange exposure.

Net Dollar Retention (“NDR”): consolidated NDR was 114%, indicating that existing customers expanded their spend with Swvl year-over-year. Egypt’s NDR was 121% and the GCC’s NDR was 105%. We view this metric as reflecting strong product-market fit and the Company’s ability to grow within its installed customer base without incremental acquisition costs.

Operating Expense Discipline

Operating expenses (G&A and S&M combined) were $1.9 million in Q1 2026, broadly stable in absolute terms despite a 68% increase in revenue. As a percentage of revenue, operating expenses decreased from 34% to 23%, underscoring the operating leverage in Swvl’s business model as it scales.

The combination of 68% revenue growth and disciplined cost management produced a 71% improvement in operating loss, which narrowed to $0.17 million from $0.59 million, positioning Swvl near operating breakeven.

Profitability and Non-Operating Items

Swvl reported a loss before tax of $0.09 million in Q1 2026, in comparison to a profit before tax of $0.77 million in Q1 2025. The year-over-year movement was driven primarily by non-operating, non-cash items rather than operating performance: the change in fair value of financial liabilities contributed a gain of $1.4 million in Q1 2025, compared to $0.14 million in Q1 2026. Excluding this item, operating performance improved materially, with the operating loss narrowing 71% year-over-year. Finance income was $0.01 million and finance costs were $0.07 million in the quarter.

Mostafa Kandil, Chief Executive Officer of Swvl, commented:

“We believe Q1 2026 shows that the inflection point we reached in FY 2025 is durable. We grew revenue 68% year over year, more than doubled our GCC business, and brought our operating loss to near breakeven; all while holding operating expenses essentially flat. With 88% of revenue recurring and net dollar retention at 114%, we are compounding on a base of long-duration enterprise relationships. As we scale across the GCC, and begin to launch operations in the United Kingdom and the United States, we are focused on converting this momentum into sustained operating profitability.”

Ahmed Misbah, Chief Financial Officer of Swvl, added:

“Growing revenue 68% year over year while keeping operating expenses flat is what operating leverage looks like in practice. For Q1 2026, operating expenses fell from 34% of revenue to 23%, and the operating loss narrowed 71%. The reported pre-tax loss reflects a smaller non-cash fair-value gain than the prior-year quarter, not a deterioration in the underlying business; we view the operating trend as clearly positive. Our revenue mix also continues to strengthen, with recurring revenue at 88% and dollar-pegged revenue at 44% of the total.”

Financial Summary:

For Q1 2026, Swvl reported revenue of $8.2 million (up 68% from $4.9 million in Q1 2025), gross profit of $1.6 million (up 63%), and an operating loss of $0.17 million (narrowed 71% from $0.59 million). Operating expenses were $1.9 million, equal to 23% of revenue, down from 34%. GCC revenue grew 111% to $3.6 million, while Egypt revenue grew 45% to $4.6 million. Recurring revenue represented 88% of total revenue and dollar-pegged revenue represented 44%. Consolidated net dollar retention was 114%. The Company reported a loss before tax of $0.09 million, compared to a profit before tax of $0.77 million in Q1 2025 that included a $1.4 million non-cash fair-value gain. Swvl operates across Egypt, the Kingdom of Saudi Arabia, the UAE, Kuwait, Qatar, the United Kingdom, and the United States.

Forward-Looking Statements:

This press release contains “forward-looking statements” relating to future events. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts. For example, Swvl is using forward-looking statements when it discusses the Company’s ability to grow within its installed customer base without incremental acquisition costs, the expected contribution of Kuwait and Qatar to GCC revenue over the course of FY 2026, the durability of the Company’s growth inflection, its expected expansion into new markets including the United Kingdom and the United States, and its focus on converting current momentum into sustained operating profitability.

These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially. In particular, the financial results presented herein are unaudited interim results and remain subject to year-end audit adjustments.

In addition, forward-looking statements provide Swvl’s expectations, plans, or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments could cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so.

These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon any forward-looking statements. Except as otherwise required by law, Swvl undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent SEC filings.

About Swvl

Swvl Holdings Corp (NASDAQ: SWVL) is a leading provider of technology-driven mobility solutions for enterprises and governments. Its platform leverages real-time data, adaptive networks, and advanced technology to deliver safer, more reliable, and sustainable transportation solutions. Swvl serves corporate clients, government institutions, schools, and healthcare providers across Egypt, the Kingdom of Saudi Arabia, the UAE, Kuwait, Qatar, the United Kingdom, and the United States. For more information, visit www.swvl.com.

Contact:

Investor relations: ir@swvl.com

Ahmed Misbah, CFO of Swvl: ahmed.misbah@swvl.com